SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May, 2011

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains Velti's first quarter ended March 31, 2011 earnings press release.

EXHIBITS

Exhibit Number	Description

99.1	Press release issued by the registrant on May 12, 2011 entitled “Velti Announces First Quarter 2011 results"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Wilson W. Cheung
Name:	Wilson W. Cheung
Title:	Chief Financial Officer

Date: May 12, 2011

FOR IMMEDIATE RELEAE

VELTI ANNOUNCES FIRST QUARTER 2011 RESULTS

Dublin, Ireland and San Francisco, CA - May 12, 2011- Velti plc (Nasdaq: VELT), the leading mobile marketing and advertising technology provider for brands, advertising agencies, mobile operators and media, announced its financial results for the first quarter ended March 31, 2011.
Financial Highlights

•	Revenue of $29.6 million, an increase of 82% from Q1 2010 ($16.2 million);

•	Adjusted EBITDA of $1.3 million; an increase of 180% from Q1 2010 ($457 thousand);

•	GAAP net loss of $15.9 million and EPS of $(0.34);

•	Adjusted net loss of $5.2 million and adjusted EPS of $(0.11)

“The first quarter of 2011 showed strong growth for Velti across vertical customer segments and geographies,” said Alex Moukas, Chief Executive Officer. “We delivered record revenue, and extended our lead as the industry's most comprehensive technology platform for mobile marketing and advertising.”
“We continued to expand our strategic relationships with leading brands - either directly or through our network of advertising agency partners. In the first quarter, new brands included American Airlines, S.C. Johnson, Amgen, Blue Nile, Pfizer, National Geographic, Old Navy, Texas Tourism, Swiss Tourism and Yoplait. We also added significant business from current blue chip customers including Ford, General Motors, Limited Brands, Toyota, IBM, Bose and Clorox. Our relationships with these global marketers and their advertising agencies position Velti to enjoy continued growth as spending on mobile increases toward an estimated $28.9 billion in 2014, according to ABI Research.”
“The mGage Exchange launched earlier in the year, along with key new deals with existing and new customers contributed to the significant increase in our first quarter revenues. The Exchange incorporates our 2010 acquisition of Mobclix, the leading global exchange for ad inventory from more than 20,000 mobile applications, and CASEE, China's largest mobile advertising exchange in which Velti holds a strategic investment. The Exchange is now being leveraged across Velti's global platform to enable media companies, mobile operators, agencies and brands to efficiently and transparently buy and sell mobile inventory and optimize marketing campaigns.”

“The Velti mGage SaaS platform, characterized by comprehensive mobile advertising and mobile marketing capabilities and end-to-end measurability, has been the key to enabling us to conduct campaigns in more than 30 countries, and reach over 2.5 billion mobile consumers worldwide”

Revenue and Business Growth
For first quarter ended March 31, 2011, Velti reported revenue of $29.6 million, compared with $16.2 million in the quarter ended March 31, 2010. On a GAAP basis, net loss for the quarter ended March 31, 2011 was $15.9 million or $(0.34) per share, compared with a net loss of $5.2 million or $(0.14) per share, for the quarter ended March 31, 2010. On a non-GAAP basis, adjusted net loss for the quarter ended March 31, 2011 was $5.2 million or $(0.11) per share compared with a net loss of $3.2 million or $(0.08) per share for the quarter ended March 31, 2010. Adjusted EBITDA for the quarter ended March 31, 2011 was $1.3 million, compared with $457 thousand reported for the quarter ended March 31, 2010.
Velti's business strategy is to become the world's most widely adopted SaaS platform for mobile marketing and advertising. Since 2009, the Company has focused its technology acquisition and development, deployment, and sales efforts on making its platform, Velti mGage, a standard for planning, delivering, analyzing and optimizing end-to-end mobile marketing campaigns around the world.

Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.
Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted EBITDA as net income (loss) before provision for income taxes, net interest expense, gains or losses from our equity method investments, foreign exchange gains and losses, depreciation and amortization, share-based compensation expense, acquisition related and non-recurring expenses. Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.
We define adjusted net income by excluding one-time losses from equity method investments and acquisition-related depreciation and amortization, in addition to the items excluded from adjusted EBITDA.
Adjusted earnings per share is adjusted net income divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because this financial measure is an additional tool to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Reconciliation to Adjusted EBITDA
The following is an unaudited reconciliation of adjusted EBITDA to net income (loss) before non-controlling interest, the most directly comparable GAAP measure, for the periods presented (in thousands, except per share data):

	Three months ended March 31,
	2011	2010
Net loss before non-controlling interest	$(15,923)	$(5,247)
Adjustments:
Foreign exchange (gains) losses	(378)	861
Non-cash share based compensation	6,562	925
Non-recurring and acquisition-related expenses(1)	2,282	—
Loss from equity method investments(2)	1,458	—
Depreciation and amortization - acquisition related	795	276
Adjusted net loss	$(5,204)	$(3,185)
(Gain) loss from equity method investments - other	(493)	499
Depreciation and amortization - other	2,959	2,293
Income tax expense	2,237	(212)
Interest expense, net	1,704	1,062
Other expense	76	—
Adjusted EBITDA	$1,279	$457

Adjusted net loss per share - basic and diluted	$(0.11)	$(0.08)

Basic and diluted shares	47,099	37,530

(1) Non-recurring and acquisition-related expenses in 2011 included primarily acquisition-related expenses incurred related to our previous acquisition of Mobclix in the amount of $1.5 million, interest expense related to recognition of the remaining debt discount upon repayment of certain loan facilities in the amount of $1.3 million, interest expense related to an additional fee due to one of our lenders related to our IPO in the amount of $500K, offset by the reversal of a one-time tax liability accrual related to pre-IPO performance share awards that were released to employees in 2010 in the amount of $1.0 million.
(2) Loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.
Conference Call and Webcast Information
The Velti first quarter 2011 teleconference and webcast is scheduled to begin at 1:30 p.m., Pacific Time on Thursday, May 12, 2011. To participate in the live call, analysts and investors should dial (877) 415-4117 or (708) 290-1138 (international), passcode 57521755 at least ten minutes prior to the call. The call will also be simulcast on the Internet at http://investors.velti.com. A replay of the call will be available on the Events section of the investor website at www.velti.com for three months, and for one week at (800) 642-1687 or (706) 645-9291 (international), passcode 57521755.
Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the Company's website at www.velti.com.

VELTI PLC
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	Three months ended March 31,
	2011	2010

Revenue
Software as a service (SaaS) revenue	$23,279	$7,573
License and software revenue	2,791	4,881
Managed services revenue	3,480	3,777
Total revenue	29,550	16,231
Cost and expenses:
Third-party costs	10,633	4,024
Datacenter and direct project costs	2,951	1,333
General and administrative expenses	9,468	5,371
Sales and marketing expenses	7,993	4,689
Research and development expenses	2,830	1,282
Acquisition-related costs	1,461	—
Depreciation and amortization	3,754	2,569
Total cost and expenses	39,090	19,268
Income from operations	(9,540)	(3,037)
Interest expense, net	(3,483)	(1,062)
Gain (loss) from foreign currency transactions	378	(861)
Other expenses	(76)	—
Income (loss) before income taxes, investment in associates and non-controlling interests	(12,721)	(4,960)
Income tax expense	(2,237)	212
Loss from equity investments	(965)	(499)
Net loss before non-controlling interest	(15,923)	(5,247)
Net loss attributable to non-controlling interest	(51)	(24)
Net loss attributable to Velti	$(15,872)	$(5,223)

Net loss per share attributable to Velti:
Basic	$(0.34)	$(0.14)
Diluted	$(0.34)	$(0.14)

Weighted average shares outstanding for use in computing per share amounts:
Basic	47,099	37,530
Diluted	47,099	37,530

VELTI PLC
Condensed Consolidated Balance Sheets
(in thousands, except share data)
(unaudited)

	March 31, 2011	December 31, 2010

ASSETS
Current assets:
Cash and cash equivalents	$72,133	$17,354
Trade receivables, net of allowance for doubtful accounts	40,762	39,114
Accrued contract receivables	34,966	33,588
Prepayments	15,238	9,533
Other receivables and current assets	30,862	28,307
Total current assets	193,961	127,896
Non-current assets:
Property and equipment, net	3,459	3,253
Intangible assets, net	50,648	45,650
Equity investments	2,116	2,328
Goodwill	18,607	18,451
Other assets	9,824	11,590
Total non-current assets	84,654	81,272
Total assets	$278,615	$209,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$44,035	$68,558
Deferred revenue and government grant - current	4,660	2,849
Current portion of long-term debt	7,872	50,430
Income tax liabilities	8,141	9,875
Total current liabilities	64,708	131,712
Long term debt	21,581	19,685
Deferred government grant - non current	4,969	4,335
Retirement benefit obligations	508	447
Other non-current liabilities	19,719	16,720
Total liabilities	111,485	172,899
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 50,865,125 and 38,341,760 shares issued and outstanding as of March 31, 2011 and December 31, 2010, respectively	4,274	3,397
Additional paid-in capital	190,292	50,415
Accumulated deficit	(35,230)	(19,358)
Accumulated other comprehensive income	7,658	1,639
Total Velti shareholders' equity	166,994	36,093
Non-controlling interests	136	176
Total shareholders' equity	167,130	36,269
Total liabilities and shareholders' equity	$278,615	$209,168

For further information, please contact:

The Blueshirt Group Mike Bishop mike@blueshirtgroup.com +1 (415) 217 4968	Velti plc Dakota Sullivan VP Global Marketing dsullivan@velti.com +1 (415) 315 3436

About Velti

Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices.  The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel.  Velti has the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. Velti is a publicly-held corporation based in Jersey, Channel Islands and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding expected growth as spending on mobile increases, expectations for the mGage Exchange, and the adoption of our SaaS platform. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to achieve the benefits expected of the mGage Exchange to expand our customer base, achieve the benefits of our acquisitions, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the Company's results is included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.

Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.